Exhibit 12

Lockheed Martin Corporation

Computation of Ratio of Earnings to Fixed Charges

For the Three Months Ended March 31, 2007

(In millions, except ratio)

Earnings
Earnings before income taxes	$929
Interest expense	93
Losses (undistributed earnings) of 50% and less than 50% owned companies, net	(11)
Portion of rents representative of an interest factor	14
Amortization of debt premium and discount, net	(1)

Adjusted earnings from continuing operations before income taxes	$1,024

Fixed Charges
Interest expense	$93
Portion of rents representative of an interest factor	14
Amortization of debt premium and discount, net	(1)
Capitalized interest	—

Total fixed charges	$106

Ratio of Earnings to Fixed Charges	9.7